James J. Malerba
Executive Vice President
Corporate Controller

Finance
State Street Financial Center - SFC 13-02
One Lincoln Street
Boston, MA 02111

Telephone: 617-664-8697
Facsimilie: 617-664-4316
617-319-5763
jjmalerba@statestreet.com

Via EDGAR (Correspondence)

June 28, 2012

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re.    State Street Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012 and Amended April 5, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 4, 2012
File No. 001-07511

Dear Ms. Hayes:

This letter sets forth the response of State Street Corporation, (“State Street,” “we,” “us,” “our” or similar terms), to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff's letter of May 30, 2012 (the “Comment Letter”), regarding the above-referenced Form 10-K and Form 10-Q.

For reference purposes, the text of each of the Staff's numbered comments has been provided herein in bold. Our responses follow each comment.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 7

“Our business and capital-related activities, including our ability to return capital…” page 17

1.
We note your response to our prior comment one and continue to believe that an expanded description of the proposed Basel III capital standards and the increased capital surcharge is appropriate disclosure for the risk factor discussion and will help put the risk in context.

Please expand the discussion to clarify that the proposed regulations include, for example:

•	A significant increase in capital requirements;

•	Disqualification of trust preferred securities from Tier 1 capital;

•	Deduction of certain assets from capital;

•	Increased capital requirements for counterparty credit risk; and

•	An estimate of the capital surcharge.

Proposed rules for the implementation of the Basel III capital requirements were approved at the Federal Reserve Bank's June 7, 2012 open meeting, and we expect final implementation rules to be released later in 2012. We will review our Risk Factors and Management's Discussion and Analysis of Financial Position and Results of Operations (MD&A) disclosures in light of the proposed and final rules issued by the Federal Reserve Bank and, as appropriate, revise those disclosures in our fiscal year 2012 Form 10-K to include an expanded discussion of the elements of those regulations that we deem material to our regulatory capital position. This expanded discussion may include, as applicable, a discussion in either Risk Factors or MD&A of several of the factors enumerated in your comment above.

Form 10-Q for Quarterly Period Ended March 31, 2012

Management's Discussion and Analysis, page 3

Asset and Liability Management Activities, page 36

1.
We note your use of both a net revenue (NIR) simulation and an economic value of equity (EVE) metric to measure the potential impact of changes in the market interest rates on your assets and liabilities. Please address the following in your future filings with respect to your use of these models:

•
We note your disclosure of the general inputs and assumptions for both of the models in your filings. In future filings, please discuss specific inputs and assumptions related to each model separately. Also, provide additional context for the differing outputs of each model, please discuss the similarities and differences of the inputs and assumptions of each of these models and the factors driving the similarities and differences between the two methodologies.

•
Provide additional disclosure of the objective of each of the models and provide context as to how investors should view the output of the models in relation to other disclosures that are in the filing. For example, disclose the metrics to which management compares the output of the EVE model, discuss any internal policies regarding limits of the output of the models, discuss management's procedures for addressing any breaches of the internal limits have occurred during the periods presented.

•
For your EVE model, please disclose the factors leading to the output in each of the interest rate scenarios disclosed on page 37, the effect of the current interest rate environment on the output and whether these outputs are in line with management's expectations.

In response to the Staff's comment, we expect to provide, as applicable, revised disclosure in Management's Discussion and Analysis of Financial Position and Results of Operations in future filings. An example of such an anticipated disclosure is provided below, with expected incremental disclosures responsive to the Staff's comment reflected in bold text.
Asset and Liability Management Activities
A primary objective of asset and liability management is to provide sustainable and growing net interest revenue, or NIR, under varying economic environments, while protecting the economic value of the assets and liabilities carried in our consolidated statement of condition from the adverse effects of changes in interest rates. While many market factors affect the level of NIR and the economic value of our assets and liabilities, the most significant factor is the exposure to movements in interest rates. Most of our NIR is earned from the investment of client deposits generated by our businesses. We invest these client deposits to conform generally to the characteristics of our balance sheet liabilities, including the currency composition of our significant non-U.S. dollar denominated client liabilities, but we manage our overall interest-rate risk position in the context of current and anticipated market conditions and within internally-approved risk guidelines.
The economic value of our statement of condition is a metric designed to best estimate the fair value of assets and the market value of liabilities which could be garnered if the assets and liabilities were sold today. The economic values represent discounted cash flows from all financial instruments; therefore, changes in the yield curves, which are used to discount the cash flows, affect the values of these instruments. Additional information about our measurement of fair value is provided in note 9 to the consolidated financial statements included in this Form 10-Q.
Our investment activities and our use of derivative financial instruments are the primary tools used in managing interest-rate risk. We invest in financial instruments with currency, repricing, and maturity characteristics we consider appropriate to manage our overall interest-rate risk position. In addition, we use certain derivative instruments, primarily interest-rate swaps, to alter the interest-rate characteristics of specific balance sheet assets or liabilities. Our use of derivatives is subject to ALCCO-approved guidelines within which we seek to manage . Additional information about our use of derivatives is provided in note 10 to the consolidated financial statements included in this Form 10-Q.
To measure, monitor, and report on our interest-rate risk position, we use NIR simulation, or NIR-at-risk, and economic value of equity, or EVE. NIR-at-risk measures the impact on NIR over the next twelve months to immediate, or “rate shock,” and gradual, or “rate ramp,” changes in market interest rates. EVE is a total return view of interest-rate risk, which measures the impact on the present value of all NIR-related principal and interest cash flows of an immediate change in interest rates, and is generally used in the content of economic capital discussed earlier in this Management's Discussion and Analysis. Although NIR-at-risk and EVE measure interest rate risk over different time horizons, both utilize consistent assumptions when modeling the positions currently held by State Street; however, NIR-at-risk also incorporates future actions planned by management over the time horizons being modeled.
Key assumptions used in the models, described in more detail in each section below, along with changes in market conditions, are inherently uncertain. Actual results necessarily differ from model results as market conditions differ from assumptions. As such, management performs back-testing, stress testing, and model integrity analyses to validate that the modeled results produce predictive NIR and EVE estimates which can be used in the management of interest-rate risk. Primary factors affecting the actual results are changes in the balance sheet size and mix; the timing, magnitude and frequency of changes in interest rates, including the slope and the relationship between interest-rate level of U.S. dollar and non-U.S. dollar yield curves ; changes in market conditions; and management actions taken in response to the preceding conditions.
Both NIR-at-risk and EVE results are managed against ALCCO-approved limits and guidelines, and are monitored regularly, along with other relevant simulations, scenario analyses and stress tests, by both Global Treasury and ALCCO. Our guidelines approved by ALCCO are in line with industry standards and are periodically examined by the Federal Reserve Bank.
Based on our current balance sheet composition where fixed-rate assets exceed fixed-rate liabilities, reported results of NIR at Risk could depict an increase in NIR from a rate increase while EVE presents a loss.  A change in this balance sheet profile may result in different outcomes under both NIR at Risk and EVE. NIR at Risk is analyzing the change in the nominal (undiscounted) dollar net interest flows which are generated from the forecasted balance sheet over the next 12 months.  As rates increase, the interest expense associated with our client deposit liabilities is assumed to increase at a slower pace than the investment returns derived from our current balance sheet or the associated reinvestment of our interest-earning assets, resulting in an overall increase to NIR.  EVE, on the other hand, is measuring the present value change of both principal and interest cash flows based on the current period end balance sheet.  As a result, EVE does not contemplate reinvestment of our assets associated with a change in the interest rate environment.  Although net interest revenue in both NIR at Risk and EVE is higher in response to increased interest rates, the future principal flows on fixed rate investments are discounted at higher rates for EVE, which results in lower asset values and a corresponding reduction or loss in EVE.  As noted above, NIR at Risk does not analyze changes in principal cash flows and therefore does not experience the same reduction experienced by EVE associated with discounting principal cash flows at higher rates.

NET INTEREST REVENUE AT RISK
NIR-at-risk is designed to measure the potential impact of changes in market interest rates on NIR in the short term. The impact of changes in market rates on NIR is measured against a baseline NIR which encompasses management's expectations regarding the evolving balance sheet volumes and interest rates in the near-term. The goal is to achieve an acceptable level of NIR under various interest rate environments. Assumptions regarding client deposit levels and our ability to price these deposits under various rate environments have a significant impact on the results of the NIR simulations. Similarly, the timing of cash flows from our investment portfolio, especially option-embedded financial instruments like mortgage-backed securities, and our ability to replace these cash flows in line with management's expectations can affect the results of NIR simulations.
The following table presents the estimated exposure of NIR for the next twelve months, calculated as of the dates indicated, due to an immediate ±100 basis point shift to the bank's internal rate forecast. Estimated incremental exposures presented below are dependent on management's assumptions and do not reflect any additional actions management may undertake in order to mitigate some of the adverse effects of interest-rate changes on State Street's financial performance.

	Estimated Exposure to
	Net Interest Revenue

	March 31,	December 31,
	2012	2011
(In millions)
Rate change:
+100 bps shock	$225	$235
-100 bps shock	(322)	(334)
+100 bps ramp	79	79
-100 bps ramp	(151)	(158)

As of March 31, 2012, NIR sensitivity to an upward-100-basis-point shock in market rates is largely unchanged from December 31, 2011. The impact of a larger fixed-rate investment portfolio was largely offset by higher projected levels of client deposits. The benefit to NIR for an upward-100-basis-point ramp is less significant than a shock, since market rates are assumed to increase gradually.
NIR sensitivity to a downward-100-basis-point shock in market rates as of March 31, 2012 is also similar to December 31, 2011. Due to the exceptionally low-interest-rate environment, deposit rates quickly reach their implicit floors and provide little funding relief on the liability side, while assets reset into the lower-rate environment, which continues to place downward pressure on NIR.

ECONOMIC VALUE OF EQUITY
EVE measures changes in the market value of equity to quantify potential losses to shareholders due to an immediate ±200 basis point rate shock compared to current rate levels if the balance sheet was liquidated immediately. Management compares EVE against State Street's tier 1 and tier 2 risk-based capital to evaluate whether the magnitude of the exposure to interest rates is acceptable. Generally, a change resulting from a +/- 200-basis-point rate shock that is less than 20% of tier 1 and tier 2 risk-based capital is an exposure that management deems acceptable, given the size and complexity of State Street's balance sheet. To the extent we were to exceed the 20% threshold, we would seek to take action to reduce our exposure. Similar to NIR-at-risk measures, the timing of cash flows affects EVE, as changes in asset and liability values under different rate scenarios are dependent on when interest and principal payments are received. In contrast to NIR simulations, however, EVE does not incorporate assumptions regarding replacement of these cash flows. In addition, our ability to price client deposits has a much smaller impact on EVE, as EVE does not consider the ongoing benefit of investing client deposits.
The following table presents estimated EVE exposures, calculated as of the dates indicated, assuming an immediate and prolonged shift in interest rates, the impact of which would be spread over a number of years.

	Estimated Exposure to
	Economic Value of Equity

	March 31,	December 31,
	2012	2011
(In millions)
Rate change:
+200 bps shock	$(2,300)	$(1,936)
-200 bps shock	682	490

EVE exposures for upward and downward 200-basis-point shocks as of March 31, 2012 are larger than December 31, 2011 as a result of purchases of fixed-rate investment securities during the quarter and the longer duration of the investment portfolio driven by higher rates in the long end of the yield curve. The historic low-rate environment causes some rates to floor out before moving down 200 basis points in a downward shock, and thus limits the potential EVE change.

****

State Street acknowledges that it is responsible for the adequacy of the disclosures provided in its filings with the Commission. State Street also acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that State Street may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 617-664-8697 or Sean P. Newth, Senior Vice President and Director of Global Accounting Policy, at 617-664-0595, if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ James J. Malerba

James J. Malerba
Executive Vice President,
Corporate Controller and
Chief Accounting Officer

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